Exhibit 99.6
Consent of Independent Registered Public Accounting

Firm
We

consent

to

the

reference

to

our

Firm

under

the

caption

“Experts”,

which

appears

in

the

Annual
Information Form

in Exhibit

99.1, and to

the use

in this

Annual Report on

Form 40-F

of our reports

dated
December 4,

2024, with

respect to

the consolidated

balance sheets

of The

Toronto

-Dominion

Bank (the
“Bank”)

as

of

October

31,

2024

and

2023,

and

the

consolidated

statements

of

income,

comprehensive
income,

changes

in

equity

and

cash

flows

for

the

two-year

period

ended

October

31,

2024,

and

the
effectiveness of internal control over financial reporting

of the Bank as of October 31, 2024.
We also consent to

the incorporation by reference

of our reports dated

December 4, 2024 in

the following
Registration Statements of the Bank:
1)

Registration Statement (Form F-3 No. 333-83232),
2)

Registration Statement (Form F-3 No. 333-262557),

3)

Registration Statement (Form S-8 No. 333-101026)
4)

Registration Statement (Form S-8 No. 333-116159),
5)

Registration Statement (Form S-8 No. 333-120815),

6)

Registration Statement (Form S-8 No. 333-142253),

7)

Registration Statement (Form S-8 No. 333-150000),
8)

Registration Statement (Form S-8 No. 333-167234),

9)

Registration Statement (Form S-8 No. 333-169721),

10) Registration Statement

(Form S-8 No. 333-263318), and
11)

Registration Statement (Form S-8 No. 333-275850).

/s/Ernst & Young

LLP
Chartered Professional Accountants
Licensed Public Accountants
Toronto,

Canada
December 5, 2024